STATEMENT OF INVESTMENTS

Dreyfus GNMA Fund, Inc.
January 31, 2007 (Unaudited)

Bonds and Notes--111.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Credit Cards--1.0%				
Chase Issuance Trust,				
Ser. 2007-A1, Cl. A1	5.34	3/15/13	7,000,000 a	**7,000,000**
Asset-Backed Ctfs./Home Equity Loans--1.8%				
Equivantage Home Equity Loan				
Trust, Ser. 1997-1, Cl. A4	7.78	3/25/28	848,117 a	845,507
Federal National Mortgage				
Association, Whole Loan,				
Ser. 2001-W1, Cl. AF6	6.90	7/25/31	2,974,384 a	2,965,196
GE Capital Mortgage Services,				
Ser. 1999-HE1, Cl. A7	6.27	4/25/29	1,775,335	1,778,264
Nationstar Home Equity Loan Trust,				
Ser. 2007-A, Cl. AV2	5.42	3/25/37	7,000,000 a	7,000,000
				12,588,967
Commercial Mortgage Pass-Through Ctfs.--.4%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	5.60	1/25/37	2,921,619 a,b	**2,921,619**
Residential Mortgage Pass-Through Ctfs.--5.1%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31 Cl. 2A1	5.51	1/25/36	1,574,555 a	1,565,536
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	3,500,000	3,500,000
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	5,905,471	5,939,974
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	3.55	12/25/34	6,876,058 a	6,895,476
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25 Cl. 4A2	6.18	9/25/36	1,622,378 a	1,634,910
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	3,500,000 a	3,496,933
J.P. Morgan Mortgage Trust,				
Ser. 2003-A1, Cl. 1A1	4.35	10/25/33	5,321,911 a	5,186,740
J.P. Morgan Mortgage Trust,				
Ser. 2005-A7 Cl. 1A2	4.99	10/25/35	1,925,000 a	1,890,926
JP Morgan Mortgage Trust,				
Ser. 2007-A1, Cl. 3A1	5.01	7/20/35	3,500,000	3,457,055
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	2,225,000 a	2,163,523
				35,731,073
U.S. Government Agencies/Mortgage-Backed--98.7%				
Federal Home Loan Mortgage Corp				
6.00%			41,250,000 c	41,714,063
5.00%, 3/1/20			1,183,595	1,157,887
Federal National Mortgage Association				
6.00%			9,930,000 c	9,967,238
Gtd. Pass-Through Ctfs.,				
Ser. 2003-49, Cl. JE,				
3.00%, 4/25/33			1,511,774	1,353,787
Pass-Through Ctfs.,				
Ser. 2004-58, Cl. LJ,				

5.00%, 7/25/34	4,649,890	4,612,226
Government National Mortgage Association I		
5.00%	14,600,000 c	14,098,052
5.50%	28,600,000 c	28,314,000
6.00%	69,925,000 c	70,601,874
6.50%	5,500,000 c	5,627,160
5.00%, 5/15/33 - 10/15/35	57,358,286	55,446,351
5.50%, 6/15/20 - 9/15/35	136,907,833	135,709,954
6.00%, 10/15/19 - 10/15/36	39,001,073	39,425,002
6.50%, 9/15/08 - 6/15/32	5,461,735	5,587,468
7.00%, 11/15/22 - 12/15/22	19,656	20,326
7.50%, 2/15/17 - 5/15/26	7,509,319	7,831,547
8.00%, 4/15/08 - 12/15/22	3,132,407	3,305,425
8.50%, 7/15/08 - 12/15/22	2,797,364	2,994,469
9.00%, 1/15/19 - 12/15/22	2,214,075	2,383,237
9.50%, 3/15/18 - 11/15/24	494,012	540,635
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	2,879,711	2,817,721
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	4,924,095	4,791,025
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	3,230,843	3,130,849
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	7,876,412	7,696,212
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	10,196,323	9,923,584
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	2,425,590	2,370,626
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	2,813,484	2,758,790
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	3,500,000	3,426,185
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	4,260,000	4,263,362
Government National Mortgage Association II		
4.50%, 1/20/34	774,839 a	774,030
5.00%, 9/20/33 - 1/20/36	55,188,198	53,149,295
5.38%, 2/20/27 - 6/20/32	4,356,810 a	4,386,953
5.50%, 7/20/30 - 1/20/36	72,996,616	72,284,983
5.75%, 9/20/27	11,908 a	12,025
6.00%, 12/20/28 - 6/20/36	44,455,784	44,792,369
6.50%, 5/20/31 - 10/20/36	37,415,349	38,205,904
7.00%, 4/20/24 - 4/20/32	11,898,294	12,271,863
7.50%, 9/20/30	183,238	190,590
9.50%, 9/20/17 - 2/20/25	149,290	162,122
		698,099,189
U.S. Treasury Bonds--.4%		
4.50%, 2/15/36	3,350,000	**3,132,253**
U.S. Treasury Notes--3.6%		
4.00%, 6/15/09	454,000 d	445,222
4.50%, 2/15/16	25,580,000 e	24,986,467
		25,431,689
Total Bonds and Notes		
(cost $794,241,247)		**784,904,790**

	Face Amount Covered by Contracts ($)	Value ($)
Options--.0%		

Call Options--.0%

3-Month Floor USD Libor-BBA

Interest Rate, June 2009 @		
4.00	37,500,000	**31,935**
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008		
@ 6.00	73,000,000	**3,015**
Total Options		
(cost $146,787)		**34,950**

Short-Term Investments--14.2%	Principal Amount ($)	Value ($)
U.S. Government Agencies		
Federal Home Loan Mortgage Corp.		
5.15%, 2/13/07	10,000,000	9,982,833
Federal National Mortgage		
Association, 5.11%, 2/12/07	8,000,000	7,987,509
Federal National Mortgage		
Association, 5.12%, 2/20/07	1,950,000	1,944,720
Federal National Mortgage		
Association, 5.12%, 2/20/07	3,350,000	3,340,948
Federal National Mortgage		
Association, 5.12%, 2/20/07	10,000,000	9,972,978
Federal National Mortgage		
Association, 5.13%, 2/7/07	25,000,000	24,978,604
Federal National Mortgage		
Association, 5.15%, 2/1/07	42,000,000	42,000,000
Total Short-Term Investments		
(cost $100,207,592)		**100,207,592**

Other Investment--.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,628,000)	1,628,000 [f]	**1,628,000**

Investment of Cash Collateral for Securities Loaned--3.7%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $25,925,790)	25,925,790 [f]	**25,925,790**

Total Investments (cost $922,149,416)	**129.1%**	**912,701,122**
Liabilities, Less Cash and Receivables	**(29.1%)**	**(205,593,469)**
Net Assets	**100.0%**	**707,107,653**

a Variable rate security--interest rate subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $2,921,619 or 0.4% of net assets.

c Purchased on a forward commitment basis.

d All or partially held by a broker as collateral for open financial futures positions.

e All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan is $24,986,467 and the total market value of the collateral held by the fund is $25,925,790.

f Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2007 ($)
Financial Futures Short				
U.S. Treasury 5 year Notes	243	(25,401,094)	March 2007	227,813
U.S. Treasury 10 year Notes	219	(23,378,250)	March 2007	(85,547)
				142,266

STATMENT OF OPTIONS WRITTEN

January 31, 2007 (Unaudited)

	Contracts	Value ($)
Put Options		
March 2007 10 Year Future,		
February 2007 @ 107		
(Premiums received $102,388)	331	**(181,017)**